UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40514

Coliseum Acquisition Corp.

(Exact name of registrant as specified in its charter)

1180 North Town Center Drive

Suite 100

Las Vegas, NV 89144

(702) 781-4313

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant

Class A ordinary shares, par value $0.001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	Effective as of December 31, 2024, Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), consummated the previously announced business combination (the “Business Combination”) with Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rain Enhancement Technologies, Inc., a Massachusetts corporation, Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), and Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum. As part of the Business Combination transactions, Coliseum merged with and into Merger Sub 1 (the “SPAC Merger”) with Merger Sub 1 surviving the SPAC Merger as a wholly-owned subsidiary of Holdco. As a result of, and as of the effective time of the SPAC Merger, the separate corporate existence of Coliseum ceased and Merger Sub 1, as the surviving entity of the SPAC Merger, changed its name to “Rainwater Acquisition Corp.” This Form 15 relates solely to the reporting obligations of Coliseum under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Holdco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rainwater Acquisition Corp. (as successor to Coliseum Acquisition Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RAINWATER ACQUISITION CORP. (as successor to Coliseum Acquisition Corp.)

Date: January 30, 2025	By:	/s/ Paul Dacier
	Name:	Paul Dacier
	Title:	Executive Chairman